EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)
Six Months Ended July 1, 2000
Fixed charges:
Interest expense	$232
Distributions on preferred securities of subsidiary trusts, net of income taxes	14
Estimated interest portion of rents	16
Total fixed charges	$262

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$548
Fixed charges *	248
Adjusted income	$796

Ratio of income to fixed charges	3.04

* Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.